RIDING PHAT, LLC

Reviewed Financial Statements For The Period of July 24, 2020 (Inception) Through July 31, 2020



Independent Accountant's Review Report

To Management
Riding Phat, LLC
Phoenix, AZ

We have reviewed the accompanying balance sheet of Riding Phat, LLC as of July 31, 2020, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 20, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

RIDING PHAT, LLC
BALANCE SHEET
JULY 31, 2020
_____

<u>ASSETS</u>

CURRENT ASSETS		
Cash	$	5,000
TOTAL CURRENT ASSETS		5,000
NON-CURRENT ASSETS		
Productions Costs		46,353
TOTAL NON-CURRENT ASSETS		46,353
TOTAL ASSETS		51,353

<u>LIABILITIES AND MEMBERS' EQUITY</u>

NON-CURRENT LIABILITIES		
Related Party Loan		36,438
TOTAL LIABILITIES		36,438
MEMBERS' EQUITY		
Contributed Capital		15,000
Retained Deficit		(85)
TOTAL MEMBERS' EQUITY		14,915
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	51,353

RIDING PHAT, LLC
INCOME STATEMENT
FOR THE PERIOD FROM JULY 24, 2020 (INCEPTION) THROUGH JULY 31, 2020

Operating Expense	
Legal & Professional	85
	85
Net Income from Operations	(85)
Net Loss	$ (85)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

RIDING PHAT, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JULY 24, 2020 (INCEPTION) THROUGH JULY 31, 2020

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(85)
Net Cash Flows From Operating Activities		(85)
Cash Flows From Financing Activities		
Contributed Capital		15,000
Related Party Loan		36,438
Net Cash Flows From Financing Activities		51,438
Cash at Beginning of Period		-
Net Increase in Cash		51,353
Cash at End of Period	$	51,353

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

RIDING PHAT, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD FROM JULY 24, 2020 (INCEPTION) THROUGH JULY 31, 2020

_____

	Contributed Capital	Retained Earnings	Total Members' Equity
Balance at Inception	$ -	$ -	$ -
Contributed Capital	15,000		15,000
Net Loss		(85)	(85)
Balance at July 31, 2020	$ 15,000	$ (85)	$ 14,915

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Riding Phat, LLC ("the Company") is a limited liability company organized under the laws of the State of Arizona. The Company will produce a docuseries about the manufacture of electric scooters.

The Company is a wholly owned subsidiary of Phat Scooters, Inc.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. There are no significant estimates inherent in the preparation of these financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company's main revenue stream will be fees collected from the licensure of its television production.

The Company signed a five-year contract for the licensure of the docuseries to Screen Media Ventures, LLC ("the licensee"). The Company is required to deliver the production to the licensee by November 15, 2020. Gross receipts from the release of the docuseries will be allocated among the following:

    A.   25% of all gross receipts for distribution fees paid to the licensee
    B.   Reimbursement of distribution costs incurred by the licensee
    C.   60% of the remainder will be remitted to the Company, 40% will be retained by the licensee

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Production Costs

Production Costs represents fees paid to a third party for the production of the docuseries. Upon completion and distribution of the docuseries, the Company will amortize the asset using the individual film forecast method over management's estimate of ultimate revenue.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to tax filing requirements in the State of Arizona.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- DEBT

In 2020, the Company received a loan from its parent company, Phat Scooters, LLC ("the Loan"). The Loan amounts to approximately $36,438 and bears an interest rate of 10% per annum. Interest will begin to accrue on October 1, 2020. The Company will make monthly payments of $1,413 over the twenty-nine month term. Future minimum payments amount to:

    2020: $ 2,826
    2021: $16,956
    2022: $16,956
    2023: $ 4,239

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

The Company has exclusively licensed its production to Screen Venture Media, LLC and this is expected to be the Company's sole source of revenue for a five year period following production.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 20, 2020 the date that the financial statements were available to be issued.